Peter Jaslow Tel: 215.864.8737 Fax: 215.864.8999 jaslowp@ballardspahr.com

April 24, 2020

United States Securities and Exchange Commission Division of Corporation Finance Office of Trade Services 100 F Street N.E. Washington D.C. 20549 Attn: Nicolas P. Panos

Re:	Rokk3r Inc.
Schedule 13E-3 Filed on April 21, 2020 File No. 005-78571

Ladies and Gentlemen:

We are providing this response letter on behalf of Rokk3r Inc. (the “Company”) with respect to the Staff’s comment letter dated April 23, 2020, regarding the above-referenced Schedule 13E-3 (the “Schedule 13E-3”).

On behalf of the Company, we are hereby filing an Amendment No. 2 to the Company’s Preliminary Information Statement on Schedule 14C (the “Amended Preliminary Information Statement”), originally filed with the Securities and Exchange Commission (the “Commission”) on March 17, 2020, and an Amendment No. 2 to the Company’s Schedule 13E-3 (the “Amended 13E-3”) originally filed with the Commission on April 3, 2020.

For your convenience, the Staff’s comments have been reproduced below, followed by the Company’s response. Capitalized terms used and not defined in this response letter have the meanings given to such terms in the Schedule 13E-3.

General

1.

We note the response and revised disclosures provided in reply to prior comment three of our correspondence dated April 9, 2020. Please revise the disclosure document to be distributed to unaffiliated security holders to include all of the information required by Schedule 13E-3 and the Instructions thereto, including Instruction C, for each additional affiliated filing person. Each new filing person must state whether or not such person believes the Rule 13e-3 transaction to be fair to unaffiliated security holders and the material factors upon which each relied in reaching such a conclusion. See Item 8 to Schedule 13E-3, Item 1014 of Regulation M-A and Q & A No. 5 of Exchange Act Release No. 34-17719 (April 13, 1981).

United States Securities and Exchange Commission

April 24, 2020

RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure in the Amended Information Statement to disclose each filing person’s belief that the Rule 13e-3 transaction is fair to unaffiliated security holders and the material factors upon which each filing person relied in reaching such a conclusion, and to include the security ownership of each filing person.

Item 13. Financial Statements

2.	Financial information has been incorporated by reference from the associated information statement filed under cover of Schedule 14C, which in turn incorporates financial data by reference from periodic reports. Under General Instruction F of Schedule 13E-3, however, an express reference must be made to a document that explicitly contains the required information. Under Item 16 of Schedule 13E-3 and corresponding Item 1016(a)(5) of Regulation M-A, the document from which the information has been so incorporated also must be filed as an exhibit. The reference to “a copy” in General Instruction F is only intended to mean the substantive content of information so incorporated as distinguished from the controlling requirement to identify the information so incorporated as an entry on the exhibit list. Accordingly, please revise the exhibit list.

RESPONSE: In response to the Staff’s comment, the Company’s (1) Annual Report on Form 10-K for the period ending December 31, 2018 (the “10-K”) and (2) Quarterly Reports on Form 10-Q for the periods ending March 31, 2019, June 30, 2019 and September 30, 2019 (each, a “10-Q”) have been attached as exhibits to the Amended Schedule 13E-3 and the financial information contained in the 10-K and each 10-Q is incorporated by reference therein, in accordance with General Instruction F of Schedule 13E-3.

Item 16. Exhibits (a)(1) | Preliminary Information Statement under cover of Schedule 14C

3.	Please revise to include the correct address for the U.S. Securities and Exchange Commission under the heading, “Where You Can Find Additional Information.”

RESPONSE: In response to the Staff’s comment, the Company has revised the Amended Preliminary Information Statement to reflect the correct address for the Commission.

United States Securities and Exchange Commission

April 24, 2020

Please contact Nabyl Charania, the Chief Executive Officer of the Company, at (786) 780-3333, or me at (215) 864-8737, if you have any questions about our response.

Very truly yours,

/s/ Peter Jaslow

Peter Jaslow

PJ/lrk

cc:	Nabyl Charania